Denison Mines Corp.
Toronto, ON M5J 1T1
www.denisonmines.com
@DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES TRANSACTION TO OPTION MOORE LAKE
PROPERTY TO SKYHARBOUR FOR CASH AND STOCK

Toronto, ON – July 14, 2016 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce that it has executed an agreement with Skyharbour Resources Ltd. (SYH: TSX-V) (“Skyharbour”) that grants Skyharbour an option to acquire a 100% interest in Denison’s wholly owned Moore Lake uranium exploration property (“Option Agreement”) in exchange for cash and stock.

The Moore Lake property consists of 12 contiguous claims, totaling 35,705 hectares, and is part of Denison’s diverse exploration portfolio in the eastern portion of the Athabasca Basin region. Under the terms of the Option Agreement, Denison will receive 18,000,000 common shares of Skyharbour (on a pre-consolidation basis, see below for details) and staged cash payments of $500,000, in aggregate, over the next five years. In order to acquire a 100% interest in the property Skyharbour must also spend $3,500,000 in exploration expenditures on the property over the next five years. Under the terms of the Option Agreement, as outlined below, Denison also maintains various back-in rights on the property. All amounts in this release are stated in Canadian dollars.

Highlights

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Skyharbour obtains an option to acquire a 100% interest in the Moore Lake property, a mature uranium exploration property located in the eastern Athabasca Basin;
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Denison will receive 18,000,000 common shares of Skyharbour and staged cash payments totaling $500,000, plus Skyharbour will incur $3,500,000 in exploration expenditures on the property over the next five years to complete its acquisition of a 100% interest;
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Denison retains various back-in rights to re-acquire a 51% interest in the property;
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Denison will become Skyharbour’s largest shareholder, holding approximately 18.7% of the shares outstanding (including Denison’s existing share position in the Company);
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Denison’s President and CEO, David Cates, is expected to join Skyharbour’s Board of Directors;
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Skyharbour adds a large, well situated, and high grade uranium exploration asset to its project portfolio and plans to raise $1,950,000 through a non-brokered private placement for exploration and general working capital purposes.

Denison’s President and CEO, David Cates commented, “Denison is continuing to focus its efforts and budgets on the Company’s flagship Wheeler River project – which is in the process of advancing from a successful Preliminary Economic Assessment to a Prefeasibility Study, together with extensive exploration focused on delineating new and existing resources around the Gryphon deposit. Partnering with Skyharbour is the perfect way to ensure Moore Lake continues to be explored for potentially significant mineralization. While Denison wasn’t actively looking to sell its position in the Moore Lake property, we couldn’t pass on an opportunity to join forces with the dynamic leadership team at Skyharbour and their strong will to take Moore Lake through the next phase of exploration.”

Skyharbour’s President and CEO, Jordan Trimble commented, “We are very pleased to have reached an agreement with Denison to acquire a 100% interest in Moore Lake. Uranium properties with the pedigree and potential of Moore Lake are few and far between – having extensive historical exploration, high-grade mineralized results, and several shallow exploration targets that remain with the potential to return further discoveries. With a recovery in the uranium market on the horizon, Skyharbour views this transaction as a unique opportunity to acquire a prime exploration property before the next uranium bull cycle begins. Having Denison on-board as a strategic shareholder and David Cates join our Board of Directors also bolsters Skyharbour’s profile and access to capital moving forward.”

 Moore Lake Property

The Moore Lake Uranium Project consists of 12 contiguous claims totaling 35,705 hectares, and is located 42 kilometres northeast of the Key Lake mill, approximately 20 kilometres east of Denison’s Wheeler River project, and 39 kilometres south of Cameco Corp.’s McArthur River mine. Unconformity-hosted uranium mineralization was discovered on the property at the Maverick Zone in 2000 and several high grade intercepts have been drilled since. Drill hole ML-61 contained the best result drilled on the property to date, which returned 4.03% eU3O8 over 10 metres, including 20% eU3O8 over 1.4 metres starting at a depth of 264.68 metres. The drill hole had significant core loss over the mineralized zone and therefore the grade is reported as radiometric equivalent U3O8 (“eU3O8””) derived from a calibrated total gamma down-hole probe. Drill holes ML-55 and ML-48 also encountered high-grade mineralization, returning 5.14% U3O8 over 6.2 metres, and 4.01% U3O8 over 4.7 metres, respectively. The depth to the unconformity on the property is relatively shallow, with the thickness of the sandstone cover varying from less than 125 metres on the property's eastern side to over 325 metres on the property's northwestern side. Basement rocks are predominantly paragneisses belonging to the Wollaston Domain. A large mafic sill known as the “Moore Lake complex” partially overlies a portion of the eastern side of the property. The property has been the subject of extensive historic exploration with approximately $30 million in expenditures, and over 130,000 metres of diamond drilling completed in over 350 drill holes.

Since 1969, the property has undergone episodic exploration by several companies including Noranda, AGIP, BRINEX, Cogema, Kennecott/JNR Resources and IUC/Denison. Exploration programs carried out on the project lands include an assortment of airborne and ground electromagnetic and magnetic surveys, ground gravity, seismic, IP/ resistivity and geochemical surveys, mapping, prospecting and lake sediment sampling programs and the drilling of over 350 diamond drill holes. From mid-2000 onwards, the primary focus of exploration has been the 3.5 kilometre long Maverick structural corridor where pods of high grade unconformity-type uranium mineralization have been intersected. The best intercepts to date were obtained from drill holes testing the southwestern portion of this corridor.

In addition to the Maverick Zone, diamond drilling in several other geophysical target areas has intersected multiple conductors associated with significant structural disruption, strong alteration and anomalous uranium and pathfinder element concentrations.

Terms of the Option Agreement

Under the terms of the Option Agreement, Skyharbour may acquire a 100% interest in the Moore Lake property in consideration for the issuance of 18,000,000 common shares and staged cash payments totaling $500,000 over the next five years. Skyharbour has also agreed to fund $3,500,000 in exploration expenditures on the Moore Lake Project over the same five year period and will act as project operator. Skyharbour must make the staged cash payments to Denison and incur expenditures of $3,500,000 on the property on or before July 31st, 2021 in accordance with the following schedule:

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$50,000 in cash and $500,000 in exploration expenditures on or before July 31st, 2017
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$50,000 in cash and $500,000 in exploration expenditures on or before July 31st, 2018
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$100,000 in cash and $500,000 in exploration expenditures on or before July 31st, 2019
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$100,000 in cash and $1,000,000 in exploration expenditures on or before July 31st, 2020
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$200,000 in cash and $1,000,000 in exploration expenditures on or before July 31st, 2021

Once Skyharbour acquires a 100% interest in the property, Denison may exercise a buyback option (“Buyback Option”) to repurchase a 51% interest in the property by making an upfront cash payment to Skyharbour of $200,000 and spending $6,750,000 in exploration expenditures on the property over the following three year period. The parties would then form a joint venture. If Denison fails to complete the Buyback Option, Skyharbour would retain 100% ownership in the property.

Provided this first Buyback Option is not exercised by Denison, Skyharbour would own 100% of the property and would have an additional five year period to incur an additional $3,000,000 in exploration expenditures on the project (“Additional Expenditures”). At this point, Denison may elect to exercise a second buyback option to repurchase a 51% interest in the property by making an upfront cash payment of $500,000 to Skyharbour and spending $16,500,000 in exploration expenditures on the property over the following four year period. The parties would then form a joint venture. If Denison fails to complete this second buyback option, Skyharbour would retain 100% ownership in the property.

Provided the Buyback Option was not exercised by Denison and Skyharbour does not complete the Additional Expenditures within the allotted five year period, Denison may elect to exercise a buyback option at any time to repurchase a 51% interest in the property by making an upfront cash payment of $500,000 to Skyharbour and spending at least 2.5 times the expenditures incurred by Skyharbour since the beginning of the Option Agreement. The parties would then form a joint venture.

As part of the Option Agreement, Denison is entitled to nominate a member to Skyharbour’s Board of Directors, provided Denison maintains a minimum ownership position of 5%.

The transactions contemplated by the Option Agreement are subject to Skyharbour obtaining the requisite TSX Venture Exchange approval.

Skyharbour Private Placement and Share Consolidation

Skyharbour announced that is has received Board approval for a consolidation of the Company's issued and outstanding share capital. The intended consolidation will be on a basis of one post-consolidation common share for every four pre-consolidation common shares. This consolidation will reduce the issued and outstanding shares of the Company from 89,043,594 (pre-Moore Lake Option Agreement) to approximately 22,260,890 shares. The consolidation is subject to approval by the TSX Venture Exchange.

Skyharbour also announced that it has arranged a non-brokered private placement of up to 13,000,000 units (the "Unit") at a price of $0.15 per unit, on a post-consolidation basis, to raise proceeds of up to $1,950,000.  Each Unit consists of one common share and one non-transferable share purchase warrant (the "Warrant"). Each Warrant will entitle the holder to purchase one common share for a period of five years at a price of $0.27 per share, on a post-consolidation basis. Skyharbour intends to utilize the proceeds from this private placement for exploration and general working capital purposes. The private placement is subject to TSX Venture Exchange acceptance.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was reviewed and approved by Dale Verran, MSc, Pr.Sci.Nat., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the assay procedures and the quality assurance program and quality control measures applied by Denison, please see Denison's Annual Information Form dated March 24, 2016 filed under the Company's profile on SEDAR at www.sedar.com.

 About Denison

 Denison is a uranium development and exploration company focused in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. Highlighted by its 60% owned Wheeler River development project, which hosts the high grade Gryphon and Phoenix uranium deposits, Denison's project portfolio covers over 350,000 hectares and includes a 22.5% interest in the McClean Lake uranium mill, which is permitted for annual production of up to 24 million pounds U3O8 and is currently processing ore from the Cigar Lake mine under a toll milling agreement. Denison’s interests in the eastern Athabasca Basin also include a 61.55% interest in the J Zone deposit on the Waterbury Lake property, a 25.17% interest in the Midwest deposit, and a 22.5% interest in the McClean lake uranium deposits – all of which are located within 20 kilometres of the McClean Lake mill.

 Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

 For more information, please contact

David Cates President and Chief Executive Officer	(416) 979-1991 ext. 362

Sophia Shane Investor Relations	(604) 689-7842

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: satisfaction of the conditions set forth in the Option Agreement and the acquisition by Skyharbour, the potential for a joint venture with respect to the Moore Lake property, the Skyharbour private placement and share consolidation, Denison’s shareholdings in Skyharbour, exploration (including drilling) and evaluation activities, plans and objectives; potential mineralization of drill targets; and the estimates of Denison's mineral resources.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 24, 2016 available under its profile at www.sedar.com and in its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.